Neuberger Berman Investment Advisers LLC 1290 Avenue of the Americas New York, NY 10104 Tel: (212) 476-9000

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NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND
ANNOUNCES RESULTS OF SECOND MEASUREMENT PERIOD UNDER ITS
TENDER OFFER PROGRAM

NEW YORK, NY, October 3, 2017— Neuberger Berman Real Estate Securities Income Fund Inc. (NYSE American: NRO) (the “Fund”) announced today the results of its second and final measurement period under its tender offer program that was previously announced in July 2016 in connection with other discount mitigation measures.  Under the tender offer program, the Fund would conduct two separate 12-week measurement periods during 2017.  If the Fund’s common stock trades at an average daily discount to net asset value per share (“NAV”) of greater than 10% during a 12-week measurement period, the Fund will conduct a tender offer for at least 8% of its outstanding shares of common stock at a price equal to 98% of the Fund’s NAV determined on the day the tender offer expires.

For the 12-week measurement period ended October 2, 2017, the Fund’s common stock traded at an average daily discount to net asset value per share of -6.99%.  Accordingly, the Fund will not conduct a tender offer.

The Fund is a diversified, closed-end management investment company that invests primarily in securities issued by real estate companies, including real estate investment trusts (REITs).  The Fund’s primary investment objective is high current income with capital appreciation as a secondary investment objective.  The Fund’s investment strategy seeks to develop a portfolio with a broad mix of real estate securities through superior stock selection and property sector allocation.

About Neuberger Berman

Neuberger Berman, founded in 1939, is a private, independent, employee-owned investment manager.  The firm manages equities, fixed income, private equity and hedge fund portfolios for institutions and advisors worldwide.  With offices in 19 countries, Neuberger Berman’s team is approximately 1,900 professionals, as of June 30, 2017.  The company was named the #1 firm in Pensions & Investments 2016 Best Places to Work in Money Management survey (among those with 1,000 employees or more).  Tenured, stable and long-term in focus, the firm fosters an investment culture of fundamental research and independent thinking.  It manages $271 billion in client assets as of June 30, 2017.  For more information, please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties.  Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Fund’s investment manager to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.